2006

First Midwest Bancorp, Inc.
24th Annual Stockholders Meeting

May 17, 2006

Continuing Directors

Serving Until 2007

Brother James Gaffney, FSC

President
Lewis University
(Independent Private Institution of Higher Education)

John L. Sterling

President and Owner
Sterling Lumber Company
(Lumber Distributor)

J. Stephen Vanderwoude

Chairman and CEO
Madison River Communications
(Operator of Rural Telephone Companies)

Serving Until 2008

Thomas M. Garvin

Retired President and CEO
G.G. Products Company
(Food Business Acquiror)

John M. O'Meara

President and CEO
First Midwest Bancorp, Inc.

John E. (Jack) Rooney

President and CEO
U.S. Cellular Corporation
(Cellular Communications Provider)

Ellen A. Rudnick

Executive Director
Michael Polsky Center for Entrepreneurship
University of Chicago
Graduate School of Business

Director Nominees

To Serve Until 2009

Bruce S. Chelberg

Retired Chairman and CEO

Whitman Corporation

(Diversified Multinational Holding Company)

Director Since: 1989

Committees: Audit

Nominating & Corporate Governance

Joseph W. England

Retired Senior Vice President

Deere & Company

(Mobile Power Equipment Manufacturer)

Director Since: 1986

Committee: Audit

Patrick J. McDonnell

President and CEO

The McDonnell Company LLC

(Business Consulting Company)

Director Since: 2002

Committee: Audit

Robert P. O'Meara

Chairman of the Board

First Midwest Bancorp, Inc.

Director Since: 1982



Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.

First Midwest: Chicago's Premier Relationship-Based Banking Franchise

I.   **First Midwest Overview**

II.   **Building Relationships: Client & Marketplace Commitment**

III. **Financial Performance**

IV.   **Performance vs. Peer**

V.   **Enhancing Shareholder Value**

VI.   **2006…A Look Ahead**

 # First Midwest Overview

First Midwest: Who We Are Today

- **$8.7 Billion Bank**
    - **$6.1 Billion Deposits**
    - **$5.0 Billion Loans**
    - **$3.6 Billion Trust Assets Under Management**

- **343,000 Relationships[1]**
    - **300,000 Retail Clients**
    - **28,000 Commercial Clients**
    - **15,000 Trust/Investment Clients**

- **101 Offices/127 ATM's/Full Service Electronic Banking**

- **One of the 25 Best Places To Work In Chicago Honored By *Chicago Magazine***

(1) Bank Calumet clients estimated to be 68,700.

Bank Calumet Franchise

- **$1.2 Billion Community Bank**
  - **Conservative and Well Run**
  - **#3 In Lake County, Indiana with 13% Market Share**
  - **68,700 Households**

- **Expands FMBI's Suburban Chicago Franchise**
  - **Adds $940 Million in Deposits or 18%**
  - **Adds 30 Branches, 44% Increase in Distribution**
  - **Increases Overall Trust Assets Under Management By 35%**

Bank Calumet Creates Opportunity For Growth, Leveraging Strengths

- **Strong Branch Presence, 70% In Growing Markets**

- **Broader Product Lines and Sales Platform**

- **Corporate Lending and Underwriting**

Expands Suburban Chicago Franchise


IL
McHenry
Lake
Kane
Cook
Chicago
Du Page
Kendall
Will
LaSalle
Grundy
Lake Michigan
Lake
Porter
IN
Existing Locations
Operations Centers
Planned FMB Facilities
New FMB Locations (Formerly Bank Calumet)

Planned locations: Crest Hill: 2006. Channahon and Oswego: 2007

Dynamic Marketplace

	FMBI Chicago Footprint[1]	Chicago MSA[2]	National
Population	6.1 MM	9.5 MM	298.8 MM
5 Yr Est. Growth	5.6%	3.7%	4.8%
Average HH Income	$84,882	$79,737	$64,816
Median Income Producing Assets	$76,863	$59,614	$46,317
Home Ownership	76%	66%	67%

Source: SNL Financial - data as of 6/30/05. Claritas – data as of 2005.
(1) Includes Lake(IL), Lake (IN), DuPage, Will, Kane, McHenry and Suburban Cook County.
(2) Chicago MSA = Cook, DeKalb, DuPage, Grundy, Kane, Kendall, Lake, McHenry and Will Counties in Illinois. Jasper, Lake, Newton and Porter Counties in Indiana. Kenosha County in Wisconsin.

Opportunity Is Huge

	Client Opportunity [1]	Chicagoland Market Opportunity [2] [3]
Retail Deposits	$1.0 B	$68 B
Retail Loans [4]	$3.1 B	$67 B
Commercial Deposits	$0.6 B	$12 B
Commercial Loans	$1.2 B	$27 B
Trust Assets	$8.0 B	$75 B

Sources: FMB data as of 03/31/06. Internal MCIF and Financial Reports, Claritas 2005 Estimates, Internal and External Primary Research
(1)   Client Opportunity determined by calculating potential balances based on percent of clients NOT currently using specified product
(2)   Chicagoland Market Opportunity calculated by multiplying the internal average balances by the number of HH's/Businesses reporting use of the specified product
(3)   Market defined as DuPage, Kane, Lake (IL), Lake (IN), McHenry, Will, and Suburban Cook County
(4)   Excluding mortgage

13

 # Building Relationships: Client & Marketplace Commitment

2005 Retail Market Presence

+ **1,000 Relationship Bankers**

+ **250,000 Outbound Client Contacts**

+ **10,000 External Sales Calls**

+ **55,000 Closed Referrals**

2005 Commercial Market Presence

+ **200 Relationship Managers**

+ **27,000 Market and Client Calls**

+ **1,050 Client Relationship Plans**

+ **2,600 Needs Identified and Satisfied**

 # Financial Performance

2005 Performance Highlights

✦ **Continued Profitability and Growth**

  ✦ **ROA and ROE: 1.44% and 18.8%**

  ✦ **Earnings Per Share: $2.21; Up 4% vs. 12/31/04**
    ✦ **4Q05 Security Restructuring: ($0.08) per share**

2005 Performance Drivers

+ **Earning Asset and Revenue Growth:**
    + **8% Total Loan Growth[1]**
    + **5% Total Deposit Growth**
    + **8% Fee Income Growth**

+ **Net Interest Margin Management:**
    + **Net Margin: 3.87% vs. 3.91% in 2004**

+ **Solid Credit Quality:**
    + **Nonperforming Assets: 0.35% of Loans Plus Foreclosed Real Estate**

+ **Operational Effectiveness: 49.4% Efficiency Ratio**

(1) Excluding Consumer Indirect Loans

1st Quarter 2006 Performance Highlights

+ **Performance on Plan**
  + **Earnings Per Share: $0.55**
  + **ROA: 1.44%**

+ **Performance Drivers**
  + **Stable Net Margin: 3.76% vs. 3.79% in 4Q05**
  + **Controlled Credit Costs: Charge-offs to Average Loans of 0.15%**
  + **Fee-based Growth: Up 11.6% vs. 1Q05**

1st Quarter 2006: Bank Calumet Acquired

+ **Transaction Closed: March 31, 2006**

+ **Purchase Price: $307 Million Cash Transaction**

+ **Financing:**
  + **$144 Million Equity Offering, 4.4 Million Shares Issued**
  + **$100 Million 10-year Subordinated Debt**
  + **Remainder From Combination of Cash and Short-term Borrowing**

 # Performance vs. Peers

2005 Peer Comparison

	First Midwest	Peer	% Difference
Return On Assets	1.44%	1.21%	+20%
Return On Equity	18.8%	12.2%	+54%
Nonperforming Asset Ratio	0.35%	0.62%	-45%
Net Interest Margin	3.87%	3.74%	+4%
Efficiency Ratio	49%	59%	-16%

Note: Data represents the peer median. Peer includes SKYF, FULT, CFR, WL, WTFC, SUSQ, UCBH, GBBK, PBKS, TRBS, FCF, MBFI, and AMFI.

Outperforming Over The Long Term

ROA



ROE



Outperforming Over The Long Term

Net Interest Margin



Efficiency Ratio



Non-Performing Assets



 # Enhancing Shareholder Value

Earnings and Shareholder Value Trends

Since 1995	Compound Annual Growth Rate
Earnings Per Share ($0.79 to $2.21)	**11%**
Dividend ($0.32 to $1.015)	**12%**
Stock Price ($12.32 to $35.06)	**11%**
Total Return (Dividends Reinvested)	**14%**

 # 2006…A Look Ahead

2006 Performance Plans

+ **Solid Growth and Profitability:**
  + **EPS: $2.42 to $2.50, 10% to 13% over 2005**
  + **Net Interest Margin Management**

+ **Bank Calumet Integration**

+ **Loan Growth: 10% Overall**
  + **Corporate Lending: Up 12%**

+ **Deposit Retention and Growth:**
  + **Total Deposits: 6%, Focus on DDA**

+ **Asset Quality: Stability**

2006…A Look Ahead

✦ **The Future is Bright for First Midwest**

✦ **Experienced Management Team Committed to Mission**

✦ **Enormous Opportunity in Both Our Client Base and in the Market**

✦ **Well-Positioned to Take Advantage of the Opportunities**
   ✦ **In-Depth Client and Market Knowledge**
   ✦ **Dedicated Relationship Banking Culture in Place**

First Midwest Mission

We are in the business of helping clients achieve financial success throughout their economic life.

We do so by focusing on the broad range of their financial needs and delivering quality services that truly fulfill those needs.

We believe that only if each of us, those dealing directly with clients as well as those who support client contact people, assumes personal responsibility for the financial success of every client we come in contact with, will their success be assured.

We further believe that in fulfilling clients' financial needs we are creating significant value for them while at the same time creating value for ourselves and the company.

The financial success of our clients, thusly, will define our success as well as the company.